UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

Changyou Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Press Releases

On February 9, 2015, the registrant announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2014. The registrant also announced the appointment of Ms. Carol Yu as a member of the board of directors of the registrant to fill the vacancy created by the resignation of Mr. Tao Wang, the registrant’s former CEO. The registrant also announced the appointment of Ms. Jasmine Zhou as Chief Financial Officer of the registrant.

A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy, slowing growth in the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s current and projected future losses due to increased spending for marketing for software on mobile devices, the possibility that the registrant will be unable to develop successful games for mobile platforms or successfully monetize mobile games it develops or acquires, the possibility that the registrant’s efforts in building and monetizing its platform business will not be successful, the possibility that the registrant’s investment in MoboTap Inc. will not produce hoped-for benefits to the registrant, including enhancements to the registrant’s efforts in building its platform business, and the registrant’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 28, 2014, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1	Press release regarding financial results for the fourth quarter and fiscal year ended December 31, 2014 and appointment of director and Chief Financial Officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Jasmine Zhou
Jasmine Zhou, Chief Financial Officer

Date: February 12, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding financial results for the fourth quarter and fiscal year ended December 31, 2014 and appointment of director and Chief Financial Officer.

Exhibit 99.1

Changyou Reports Fourth Quarter 2014 and Fiscal Year 2014 Unaudited Financial Results

Company Achieves Record Total Revenues

Beijing, China, February 9, 2015– Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2014.

Fourth Quarter 2014 Highlights

•	Total revenues were a record US$215.9 million, an increase of 19% quarter-over-quarter and 11% year-over-year, and exceeded guidance by US$17.9 million.

•	Online game revenues were a record US$184.4 million, an increase of 23% quarter-over-quarter and 7% year-over-year, and exceeded guidance by US$19.4 million.

•	Online advertising revenues were a record US$18.3 million, an increase of 9% quarter-over-quarter and 8% year-over-year.

•	Non-GAAP[1] net income attributable to Changyou.com Limited was US$13.7 million. This compares with US$3.8 million in the third quarter of 2014 and US$43.3 million in the fourth quarter of 2013.

•	Non-GAAP net income attributable to Changyou.com Limited per fully-diluted ADS[2] was US$0.25. This compares with US$0.07 in the third quarter of 2014 and US$0.82 in the fourth quarter of 2013.

Fiscal Year 2014 Highlights

•	Total revenues were US$755.3 million, an increase of 2% year-over-year.

•	Online game revenues were US$652.0 million, a decrease of 3% year-over-year.

•	Online advertising revenues were US$59.0 million, an increase of 18% year-over-year.

•	Non-GAAP net income attributable to Changyou.com Limited was US$0.7 million, compared with US$269.9 million in 2013.

•	Non-GAAP net income attributable to Changyou.com Limited per fully-diluted ADS was US$0.01, compared with US$5.06 in 2013.

“Since Dewen and I took office three months ago, Changyou’s senior management team is united and has worked diligently together. Our common goal is to take the Company to new heights built upon the strong foundation that Tao Wang, our former CEO, created. I am pleased to report a quarter of solid performance, as demonstrated by a sustainable revenue stream from TLBB PC, a successful launch of the mobile game TLBB 3D, as well as a more cost-conscious approach to our mobile internet business.” commented Ms. Carol Yu, Co-CEO of Changyou.

[1]	Non-GAAP results exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures.”
[2]	Each ADS represents two Class A ordinary shares.

Mr. Dewen Chen, Co-CEO, commented, “We are pleased with the progress in our games business. Our flagship title TLBB marched forward into the eighth year of outstanding and profitable performance. With its achieved sustainability, TLBB has become one of the most enviable games in the industry, expected to generate significant revenue and profitability for years to come. On mobile games, we are excited about the initial success of TLBB 3D, which generated gross billing of over US$65 million in the first two months of operation. This reflected firstly the current demand for hardcore MMO mobile games matched well with our core expertise, secondly our strong operation and publishing capabilities, and on top of that, TLBB’s strong game IP. We have worked diligently and prepared a strong pipeline of both self-developed and licensed mobile games, which will be launched in the coming quarters.

“For our mobile internet business, our focus now is to optimize our operations and take a more targeted approach in key markets with the largest potential. We will work more closely with local partners and look to elevate our products by offering more localized services and functions tailored for the local needs,” added Mr. Dewen Chen.

Ms. Jasmine Zhou, CFO of Changyou concluded, “We are pleased to see the above efforts combined has brought Changyou a new record revenue of US$216 million this quarter, exceeding our guidance by a wide margin. The enhanced revenue coupled with our rigorous cost control measures, streamlined operational structures and reduced headcount have brought Changyou back to profitability. We expect to see a bigger impact of these cost-control measures and further margin improvements in the first quarter of 2015”.

Fourth Quarter 2014 Operational Results

•	Total average monthly active accounts[3] of the Company’s MMO games and mobile games were 13.9 million, an increase of 14% quarter-over-quarter and 81% year-over-year. The quarter-over-quarter and year-over-year increase was mainly due to the successful launch of new mobile games, including TLBB 3D.

•	Total quarterly aggregate active paying accounts[4] of the Company’s MMO games and mobile games were 2.7 million, an increase of 69% quarter-over-quarter and 59% year-over-year. The quarter-over-quarter and year-over-year increase was also due to the successful launch of new mobile games, including TLBB 3D.

Fourth Quarter 2014 Unaudited Financial Results

Revenues

Total revenues were a record US$215.9 million, an increase of 19% quarter-over-quarter and 11% year-over-year, above the Company’s guidance by US$17.9 million.

Online game revenues were a record US$184.4 million, an increase of 23% quarter-over-quarter and 7% year-over-year, above the Company’s guidance by US$19.4 million. The quarter-over-quarter and year-over-year increases reflected the successful launch of a new mobile game, TLBB 3D, in the fourth quarter.

[3]	Calculated as the simple average of the sum of monthly active accounts of all MMO and mobile games operated by the Company and its wholly-owned and/or majority-owned subsidiaries and its variable interest entities during the quarter. Monthly active accounts for games are defined as game accounts that were logged in at least once during the month.
[4]	Active paying accounts for MMO games for a given period refers to the number of accounts from which game points are used at least once during the quarter. Active paying accounts for mobile games are defined as the number of active accounts that purchased virtual currency for use in the game during the period.

Online advertising revenues were a record US$18.3 million, an increase of 9% quarter-over-quarter and 8% year-over-year. The quarter-over-quarter and year-over-year increases were due to an increase in the utilization rate of advertising on the 17173.com Website as a result of improvements made to the advertising sales function.

Internet value-added services (“IVAS”) revenues, which consist of revenues generated from the operation of Web games on the Company’s Websites and software applications, decreased 11% quarter-over-quarter and increased 353% year-over-year to US$6.6 million. The quarter-over-quarter decrease was mainly due to decreased revenues from wan.com, the Company’s platform for operating Web games of third-party developers. The year-over-year increase reflected the impact of new revenues from the acquisition of new PC and mobile products, including Raidcall and the Dolphin Browser.

Other revenues, which consist of cinema advertising revenues, increased 4% quarter-over-quarter and 46% year-over-year to US$6.7 million. The year-over-year increase reflected an upgrade in advertising resources as well as improvements made to the advertising sales function.

Gross profit

GAAP and non-GAAP gross profit increased 13% quarter-over-quarter and decreased 8% year-over-year to US$147.2 million and US$147.1 million respectively. Both GAAP and non-GAAP gross margin was 68%, compared with 72% in the third quarter of 2014 and 82% in the fourth quarter of 2013.

Both GAAP and non-GAAP gross profit of the online games business increased 14% quarter-over-quarter and decreased 9% year-over-year to US$132.7 million and US$132.6 million, respectively. Both GAAP and non-GAAP gross margin of the online games business was 72%, compared with 77% in the third quarter of 2014 and 85% in the fourth quarter of 2013. The quarter-over-quarter and year-over-year decreases in gross margin were mainly due to a change in the revenue mix as the Company launched new mobile games and licensed PC games that typically require additional revenue-sharing costs.

Both GAAP and non-GAAP gross profit of the online advertising business increased 20% quarter-over-quarter and 25% year-over-year to US$15.0 million. Both GAAP and non-GAAP gross margin of the online advertising business was 82%, compared with 74% in the third quarter of 2014 and 71% in the fourth quarter of 2013. The quarter-over-quarter and year-over-year increases in gross margin were due to an improvement in advertising sales function.

Both GAAP and non-GAAP gross loss for the IVAS business was US$0.8 million. This compares with gross profit of US$0.7 million in the third quarter of 2014, and gross profit of US$1.1 million in the fourth quarter of 2013.

Both GAAP and non-GAAP gross profit of the other business was US$0.4 million. This compares with US$1.0 million in the third quarter of 2014 and US$0.5 million in the fourth quarter of 2013.

Operating expenses

Total operating expenses were US$149.4 million, an increase of 12% quarter-over-quarter and 14% year-over-year. These include US$52.3 million of goodwill impairment and impairment of intangibles via acquisitions of businesses, largely related to the Raidcall business. Excluding these impairment charges, total operating expenses for the fourth quarter would have been US$97.1 million, a decrease of 27% quarter-over-quarter, and 26% year-over-year.

Product development expenses were US$22.5 million, a decrease of 58% quarter-over-quarter and 48% year-over-year. The quarter-over-quarter and year-over-year decreases reflected a US$28.0 million reversal of accruals associated with an employee incentive plan. The reversal was primarily due to lower estimates based on a year-end reassessment of the plan liabilities. The Company plans to cancel the current plan and implement a new bonus plan that management believes would be more effective in incentivizing employees under current market trends.

Sales and marketing expenses were US$38.4 million, a decrease of 27% quarter-over-quarter and 44% year-over-year. The quarter-over-quarter and year-over-year decreases were mainly because the Company reduced its marketing and promotional spending for mobile applications in the fourth quarter of 2014.

General and administrative expenses were US$36.2 million, an increase of 33% quarter-over-quarter and 100% year-over-year. The quarter-over-quarter increase reflected a one-time severance payments incurred in the fourth quarter. The year-over-year increase reflected the same one-time severance payments, as well as an increase in head count compared to the previous year.

Goodwill impairment and impairment of intangibles via acquisitions of businesses was US$52.3 million. The impairments were largely related to the business associated with RaidCall, which was acquired in 2013 with the intention of offering to online users a broader range of services, including real-time audio group communication. Upon review of post-integration results, the Company determined that RaidCall’s audio communication technology was not a good fit for Changyou’s online games, and that impairment charges were required to reflect the fair value of Raidcall.

Operating loss and profit

Operating loss was US$2.2 million. This compares with an operating loss of US$2.6 million in the third quarter of 2014 and an operating profit of US$29.1 million in the fourth quarter of 2013.

Non-GAAP operating profit was US$0.7 million. This compares with a non-GAAP operating loss of US$2.0 million in the third quarter of 2014 and a non-GAAP operating profit of US$29.5 million in the fourth quarter of 2013.

Income tax expense

In December 2013, the Company’s main operating entity in China was approved as a “2013 and 2014 Key National Software Enterprise” and, as a result, the entity was entitled to a preferential corporate income tax rate of 10% for the tax years 2013 and 2014.

The Company recorded income tax expense of US$7.1 million in the fourth quarter of 2014. This compares with an income tax expense of US$0.3 million in the third quarter of 2014 and income tax benefit of US$7.7 million in the fourth quarter of 2013.

Net loss

Net loss was US$4.3 million. This compares with net income US$1.5 million in the third quarter of 2014 and net income US$43.0 million in the fourth quarter of 2013.

Non-GAAP net loss was US$1.4 million. This compares with net income US$2.0 million in the third quarter of 2014 and net income US$43.3 million in the fourth quarter of 2013.

Net loss attributable to non-controlling interests

GAAP and Non-GAAP net loss attributable to non-controlling interests was US$15.2 million and US$15.1 million, respectively, in the fourth quarter of 2014, compared with US$1.9 million in the third quarter of 2014, and nil in the fourth quarter of 2013. Non-controlling interests represent the non-controlling interests in RaidCall and in MoboTap Inc. (“MoboTap”) the developer of the Dolphin Browser.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$10.9 million. This compares with US$3.3 million in the third quarter of 2014 and US$43.0 million in the fourth quarter of 2013. Fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.21. This compares with US$0.06 in the third quarter of 2014 and US$0.81 in the fourth quarter of 2013.

Non-GAAP net income attributable to Changyou.com Limited was US$13.7 million. This compares with US$3.8 million in the third quarter of 2014 and US$43.3 million in the fourth quarter of 2013. Non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.25. This compares with US$0.07 in the third quarter of 2014 and US$0.82 in the fourth quarter of 2013.

Liquidity

As of December 31, 2014, Changyou had cash and cash equivalents and short-term investments of US$412.4 million, compared with US$386.8 million as of September 30, 2014.

Operating cash flow for the fourth quarter of 2014 was a net inflow of US$17.0 million.

As of December 31, 2014, Changyou had short-term and long-term bank loans of US$370.0 million and current and non-current restricted time deposits of US$417.4 million, compared with short-term and long-term bank loans of US$370.0 million and current and non-current restricted time deposits of US$434.4 million as of September 30, 2014.

Fiscal Year 2014 Unaudited Financial Results

Revenues

Total revenues in 2014 increased to US$755.3 million, up 2% year-over-year from 2013.

Online game revenues were US$652.0 million, down 3% year-over-year. The decrease reflected a decline in revenues from TLBB, following the strategic decision to simplify its gameplay, and from Wartune and DDTank, as both games have now entered a mature phase in China. The decreases were partially offset by the successful launch of a new mobile game, TLBB 3D, and a new MMO, Fantasy Frontier Online.

Online advertising revenues, which consist of revenues generated by the 17173.com Website, increased to US$59.0 million, up 18% year-over-year. The increase reflected improvements made in the advertising sales function in 2014.

IVAS revenues, which consist of revenues generated by the operation of Web games of third-party developers on the Company’s wan.com Website and software applications, increased 314% year-over-year to US$22.4 million. The increase was mainly a result of incremental revenues from the acquisition of new PC and mobile products.

Other revenues, which consist of cinema advertising revenues, increased to US$21.9 million, up 65% year-over-year from 2013. The increase reflected an upgrade in advertising resources as well as improvements made to the advertising sales function.

Gross profit

GAAP gross profit decreased to US$553.4 million, down 9% from 2013. Non-GAAP gross profit decreased to US$553.6 million, down 9% from 2013. Both GAAP and non-GAAP gross margin was 73%, compared with 83% in 2013.

Both GAAP and non-GAAP gross profit of the online games business decreased to US$509.5 million, down 12% from 2013. Both GAAP and non-GAAP gross margin of the online games business was 78%, compared with 86% in 2013. The decrease in gross margin was due to a change in the revenue mix as the Company launched new mobile games and licensed PC games that typically require additional revenue sharing costs, as well as increased personnel costs associated with new games and mobile initiatives.

GAAP gross profit of the online advertising business increased to US$44.1 million, up 22% from 2013. Non-GAAP gross profit of the online advertising business increased 22% year-over-year to US$44.2 million. Both GAAP and non-GAAP gross margin of the online advertising business was 75%, compared with 72% in 2013.

Both GAAP and non-GAAP gross loss of IVAS was US$0.6 million, compared with a gross profit of US$3.6 million in 2013.

Both GAAP and non-GAAP gross profit of the other business was US$0.4 million, compared with a GAAP and non-GAAP gross loss of US$4.2 million in 2013. The positive gross profit reflected an increase in other revenues in 2013 due to improvements made to the sales function.

Operating expenses

Total operating expenses were US$595.2 million, up 95% from 2013.

Product development expenses were US$194.1 million, up 62% from 2013. The increase in product development expenses reflected the hiring of game and software engineers and an increase in related salary and benefits expense in 2013.

Sales and marketing expenses were US$241.3 million, up 87% from 2013. The increase in sales and marketing expenses reflected higher advertising costs for the promotion of mobile related applications as well as an increase in salary and benefits expense in 2013.

General and administrative expenses were US$107.5 million, up 88% from 2013. The increase in general and administrative expenses was mainly due to an increase in head count and related salary and benefit expense in 2014.

Goodwill impairment and impairment of intangibles via acquisitions of businesses was US$52.3 million. The impairments were largely related to the business associated with RaidCall, which was acquired in 2013 with the intention of offering to online users a broader range of services, including real-time audio group communication. Upon review of post-integration results, the Company determined that RaidCall’s audio communication technology was not a good fit for Changyou’s online games, and that impairment charges were required to reflect the fair value of Raidcall.

Operating loss

Operating loss was US$41.7 million, compared with an operating profit of US$305.5 million in 2013.

Non-GAAP operating loss was US$37.6 million, compared with an operating profit of US$306.8 million from 2013.

Income tax expense

In December 2013, the Company’s main operating entity was approved as a “2013 and 2014 Key National Software Enterprise” and, as a result, the entity was entitled to a preferential corporate income tax rate of 10% for the tax years 2013 and 2014.

Income tax expense was US$2.5 million in 2014, down 93% year-over-year from 2013.

Net loss

Net loss was US$21.2 million, compared with net income of US$286.4 million in 2013.

Non-GAAP loss was US$17.0 million, compared with net income of US$287.7 million in 2013.

Net loss attributable to non-controlling interests

GAAP and non-GAAP net loss attributable to non-controlling interests was US$17.8 million and US$17.7 million, respectively.

Non-controlling interests consist of non-controlling interests in RaidCall and MoboTap.

Net income attributable to mezzanine classified non-controlling interests

GAAP and non-GAAP net income attributable to mezzanine classified non-controlling interests was zero in 2014, a decrease of 100% year-over-year. The reduction is attributable to 7Road having become a wholly-owned subsidiary of Changyou on June 5, 2013.

Net loss and income attributable to Changyou.com Limited

Net loss attributable to Changyou.com Limited was US$3.4 million, compared with net income of US$268.6 million in 2013. Fully-diluted loss attributable to Changyou.com Limited per ADS was US$0.06, compared with a fully-diluted income per ADS of US$5.04 in 2013.

Non-GAAP net income attributable to Changyou.com Limited was US$0.7 million, compared with US$269.9 million in 2013. Non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.01, down from US$5.06 in 2013.

Appointment of Director and Chief Financial Officer

Appointment of Board Director

The Company is pleased to announce the appointment of Ms. Carol Yu as a member of the Board to fill the vacancy created by the resignation of Mr. Tao Wang, the Company’s former CEO. Ms. Carol Yu has been with Sohu.com Inc., (“Sohu”) since March 2004 and is currently Co-CEO of Changyou, President and Chief Financial Officer of Sohu. Ms. Yu has extensive experience and knowledge with U.S.-listed companies.

Appointment of Chief Financial Officer

The Company is also pleased to announce the appointment of Ms. Jasmine Zhou as Chief Financial Officer. Ms. Zhou has being with Sohu since August 2003 and has extensive experience in capital markets and participated in all mergers, acquisitions and other capital related transactions of the Sohu Group, including the Changyou’s carve-out from Sohu and our initial public offering in 2009, as well as Tencent’s strategic investment in and business collaboration with Sohu’s subsidiary Sogou Inc. Ms. Zhou received her bachelor’s degree in law from Renmin University of China, LL.M. degree from University of Sydney, and Dual Executive MBA degree from Tsinghua University and INSEAD.

Update on Changyou’s Share Repurchase Program

On July 27, 2013, Changyou’s Board of Directors authorized a share repurchase program of up to US$100 million of the outstanding ADSs of Changyou over a two-year period from July 27, 2013 to July 26, 2015.

As of December 31, 2014, Changyou had repurchased 754,800 Changyou ADSs under the share repurchase program at an aggregate cost of US$ 20.8 million. 164,300 ADSs were repurchased during the fourth quarter of 2014.

Business Outlook

For the first quarter of 2015, Changyou expects:

Total revenues to be between US$195.0 million and US$200.0 million, including online game revenues of US$175.0 million to US$180.0 million and online advertising revenues of US$9 million to US$10 million;

Non-GAAP net income attributable to Changyou.com Limited to be between US$32 million and US$35 million;

Non-GAAP fully diluted income attributable to Changyou.com Limited per ADS to be between US$0.64 and US$0.68;

Assuming no new grants of share-based awards, share-based compensation expense to be between US$4.0 million and US$4.5 million, reducing the fully diluted income attributable to Changyou.com Limited per ADS by US$0.08 to US$0.09.

Non-GAAP Disclosure

Revision of Non-GAAP Reporting

Prior to 2014 Q4, the Company’s determined its non-GAAP results excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions”.

In 2014 Q4, we reassessed our definition of non-GAAP to better reflect the economic substance and performance of the Company. With the consideration that goodwill impairment and impairment of intangibles via acquisitions of businesses can be an indicator of the economic substance of the acquired businesses, we revised the definition of non-GAAP that we use, and excluded only compensation expense of share-based awards, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from adjustments of contingent consideration previously recorded for acquisitions. Our 2014 Q4 results are presented using this revised definition of non-GAAP, and we plan to use the revised definition when we report our results for future periods.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; slowing growth in the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results, Changyou’s current and projected future losses due to increased spending for marketing for software on mobile devices; the possibility that Changyou will be unable to develop successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that Changyou’s efforts in building and monetizing its platform business will not be successful; the possibility that Changyou’s investment in MoboTap will not produce hoped-for benefits to Changyou, including enhancements to Changyou’s efforts in building its platform business; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2014, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, February 9, 2015 (8 p.m. Beijing/Hong Kong, February 9, 2015).

The dial-in details for the live conference call are:

US:	+1-855-298-3404
Hong Kong:	+852-5808-3202
International:	+1-631-514-2526
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10: 00 a.m. Eastern Time on February 9, 2015 through February 16, 2015. The dial-in details for the telephone replay are:

International:	+1-866-846-0868
Passcode:	7893232

The live Webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s Website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games , such as Tian Long Ba Bu (“TLBB”), one of the most popular massively multi-player online (“MMO”) games in China, as well as a number of Web games and mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China, and various game platforms. Tens of millions of users play Changyou’s games and visit the 17173.com Website every month. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Ms. Margaret Shi
Investor Relations
Tel:	+86 (10) 6861-3688
E-mail:	ir@cyou-inc.com

In the United States:

Mr. Jeff Bloker
Christensen
Tel:	+1 (480) 614-3003
E-mail:	jbloker@ChristensenIR.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2014	Sep. 30, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013

Revenues:
Online game	$184,405	$150,338	$171,958	$652,008	$669,168
Online advertising	18,267	16,718	16,863	58,963	49,998
IVAS	6,556	7,357	1,448	22,357	5,402
Others	6,685	6,406	4,582	21,938	13,307

Total revenues	215,913	180,819	194,851	755,266	737,875

Cost of revenues:
Online game (includes share-based compensation expense of $(36), $58, $24, $57 and $71 respectively)	51,752	33,949	25,926	142,549	93,306
Online advertising (includes share-based compensation expense of $0, $0, $7, $93 and $30 respectively)	3,306	4,289	4,912	14,838	13,827
IVAS (includes share-based compensation expense of $2, $0, $0, $2 and $0 respectively)	7,367	6,668	368	22,985	1,786
Others	6,310	5,430	4,063	21,490	17,518

Total cost of revenues	68,735	50,336	35,269	201,862	126,437

Gross profit	147,178	130,483	159,582	553,404	611,438

Operating expenses:
Product development (includes share-based compensation expense of $793, $166, $88, $1,069 and $475, respectively)	22,475	52,993	43,158	194,113	119,909
Sales and marketing (includes share-based compensation expense of $125, $13, $29, $105 and 74 respectively)	38,437	52,943	69,226	241,307	128,830
General and administrative (includes share-based compensation expense of $1,951, $277, $181, $2,788 and $624 respectively)	36,162	27,109	18,059	107,451	57,191
Goodwill impairment and impairment of intangibles via acquisitions of businesses	52,282	0	0	52,282	0

Total operating expenses	149,356	133,045	130,443	595,153	305,930

Operating (loss) profit	(2,178)	(2,562)	29,139	(41,749)	305,508

Interest income	3,164	4,642	5,938	19,639	19,620
Foreign currency exchange (loss)	(957)	(599)	(1,218)	(668)	(5,936)
Other income	2,778	283	1,416	4,112	3,613

Income before income tax expense	2,807	1,764	35,275	(18,666)	322,805
Income tax (expense) benefit	(7,077)	(291)	7,724	(2,493)	(36,383)

Net (loss) income	(4,270)	1,473	42,999	(21,159)	286,422
Less: Net income attributable to mezzanine classified non-controlling interests	0	0	0	0	17,780
Less: Net (loss) attributable to non-controlling interests	(15,169)	(1,850)	0	(17,778)	0

Net income (loss) attributable to Changyou.com Limited	$10,899	$3,323	$42,999	$(3,381)	$268,642

Basic net income (loss) attributable to Changyou.com Limited per ADS	$0.21	$0.06	$0.81	$(0.06)	$5.06

ADSs used in computing basic net income (loss) attributable to Changyou.com Limited per ADS	52,849	52,872	52,915	52,861	53,126

Diluted net income (loss) attributable to Changyou.com Limited per ADS	$0.21	$0.06	$0.81	$(0.06)	$5.04

ADSs used in computing Diluted net income (loss) attributable to Changyou.com Limited per ADS	52,861	52,947	53,013	52,861	53,338

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Dec. 31, 2014	As of Dec. 31, 2013

ASSETS
Current assets:
Cash and cash equivalents	$220,794	$548,484
Accounts receivable, net	77,969	35,996
Short-term investments	191,577	2,827
Restricted time deposits	282,186	393,019
Deferred tax assets	4,918	4,743
Prepaid and other current assets	29,927	60,107

Total current assets	807,371	1,045,176

Non-current assets:
Fixed assets, net	243,837	246,674
Goodwill	258,997	180,252
Intangible assets, net	68,276	73,395
Restricted time deposits	135,256	31,655
Deferred tax assets	18,704	958
Other assets, net	15,524	7,102

Total non-current assets	740,594	540,036

TOTAL ASSETS	$1,547,965	$1,585,212

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$39,178	$43,842
Accounts payable and accrued liabilities	138,507	144,747
Short-term bank loans	25,500	410,331
Tax payables	18,471	31,214
Deferred tax liabilities	22,356	18,814
Current contingent consideration	3,935	0

Total current liabilities	247,947	648,948

Long-term liabilities:
Long-term bank loans	344,500	0
Long-term contingent consideration	1,929	4,162
Long-term deferred tax liabilities	5,748	12,334
Long-term accounts payable	5,143	6,252

Total long-term liabilities	357,320	22,748

Total liabilities	605,267	671,696
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	890,388	896,338
Non-controlling interests	52,310	17,178

Total shareholders’ equity	942,698	913,516

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,547,965	$1,585,212

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2014
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$132,653	(36)	132,617
Online advertising gross profit	14,961	0	14,961
IVAS gross (loss)	(811)	2	(809)
Other gross profit	375	0	375

Gross profit	$147,178	(34)	147,144

Gross margin	68%		68%

Operating (loss) profit	$(2,178)	2,835	657

Operating margin	(1%)		0%

Net (loss) income	$(4,270)	2,835	(1,435)

Net income attributable to Changyou.com Limited	$10,899	2,770	13,669

Net margin attributable to Changyou.com Limited	5%		6%

Diluted net income attributable to Changyou.com Limited per ADS	$0.21		0.25

ADSs used in computing Diluted net income attributable to Changyou.com Limited per ADS	52,861		54,189

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2014
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$116,389	58	116,447
Online advertising gross profit	12,429	0	12,429
IVAS gross profit	689	0	689
Other gross profit	976	0	976

Gross profit	$130,483	58	130,541

Gross margin	72%		72%

Operating (loss)	$(2,562)	514	(2,048)

Operating margin	(1%)		(1%)

Net income	$1,473	514	1,987

Net income attributable to Changyou.com Limited	$3,323	514	3,837

Net margin attributable to Changyou.com Limited	2%		2%

Diluted net income attributable to Changyou.com Limited per ADS	$0.06		0.07

ADSs used in computing Diluted net income attributable to Changyou.com Limited per ADS	52,947		53,049

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2013
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$146,032	24	146,056
Online advertising gross profit	11,951	7	11,958
IVAS gross profit	1,080	0	1,080
Other gross profit	519	0	519

Gross profit	$159,582	31	159,613

Gross margin	82%		82%

Operating profit	$29,139	329	29,468

Operating margin	15%		15%

Net income	$42,999	329	43,328

Net income attributable to Changyou.com Limited	$42,999	329	43,328

Net margin attributable to Changyou.com Limited	22%		22%

Diluted net income attributable to Changyou.com Limited per ADS	$0.81		0.82

ADSs used in computing Diluted net income attributable to Changyou.com Limited per ADS	53,013		53,058

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Twelve Months Ended Dec. 31, 2014
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$509,459	57	509,516
Online advertising gross profit	44,125	93	44,218
IVAS gross (loss)	(628)	2	(626)
Other gross profit	448	0	448

Gross profit	$553,404	152	553,556

Gross margin	73%		73%

Operating (loss)	$(41,749)	4,114	(37,635)

Operating margin	(6%)		(5%)

Net (loss)	$(21,159)	4,114	(17,045)

Net (loss) income attributable to Changyou.com Limited	$(3,381)	4,049	668

Net margin attributable to Changyou.com Limited	0%		0%

Diluted net (loss) income attributable to Changyou.com Limited per ADS	$(0.06)		0.01

ADSs used in computing Diluted net (loss) income attributable to Changyou.com Limited per ADS	52,861		53,319

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Twelve Months Ended Dec. 31, 2013
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$575,862	71	575,933
Online advertising gross profit	36,171	30	36,201
IVAS gross profit	3,616	0	3,616
Other gross (loss)	(4,211)	0	(4,211)

Gross profit	$611,438	101	611,539

Gross margin	83%		83%

Operating profit	$305,508	1,274	306,782

Operating margin	41%		42%

Net income	$286,422	1,274	287,696

Net income attributable to Changyou.com Limited	$268,642	1,274	269,916

Net margin attributable to Changyou.com Limited	36%		37%

Diluted net income attributable to Changyou.com Limited per ADS	$5.04		5.06

ADSs used in computing Diluted net income attributable to Changyou.com Limited per ADS	53,338		53,388

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.